Exhibit 1.01

AXALTA COATING SYSTEMS LTD.
CONFLICT MINERALS REPORT
REPORTING PERIOD ENDED DECEMBER 31, 2017

Introduction

This Conflict Minerals Report (this “Report”) for Axalta Coating Systems Ltd. is filed as an exhibit to Form SD pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2017 (the “Reporting Period”). In this Report, unless the context otherwise indicates, "Axalta," "we," "us," the "Company" and "our" mean Axalta Coating Systems Ltd.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement certain reporting and disclosure requirements for SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten (collectively, the “Conflict Minerals”).
Axalta is a leading global manufacturer, marketer and distributor of high performance coatings systems. We are required to make filings pursuant to the Rule because we determined that the Conflict Mineral tin, tungsten or associated compounds, were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.

Reasonable Country of Origin Inquiry and Determination

As noted above, we determined that the Conflict Minerals tin, tungsten or their associated compounds, were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period. Thus, for the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and was not from recycled or scrap sources.

Axalta manufactures coatings for performance and transportation end markets. Our products are highly complex, typically containing hundreds of components from many suppliers throughout the world. We may purchase the same materials from multiple different suppliers and distributors. These suppliers and distributors often obtain their materials from lower tier suppliers. Accordingly, our supply chain is complex and identifying the ultimate source of materials supplied to us is difficult.
Axalta has a comprehensive process for tracking ingredients contained in our products including the change of ingredient or source, which is designed to account for each component and to enable Axalta to trace the source of the component. This process also helps to ensure that Axalta becomes aware of potential Conflict Minerals in our products as they are integrated into our supply chain. Our operations use materials, such as pigments and catalysts, which are available from numerous sources. We generally purchase raw materials as needed to meet our customers’ needs.

Typically, tantalum, and gold are not used in Axalta’s products, although their possible purchase and use is reviewed regularly. Axalta’s supply chain does include tin or tin compounds and tungsten compounds. All the tin and tungsten products are purchased from major chemical or pigment manufacturers; none is purchased directly from any smelter.

Axalta requires sourcing from conflict free sources but imposes no restrictions regarding country of origin. Axalta believes that requiring sourcing from outside the conflict regions may negatively affect the economies of the Covered Countries. Based on the survey results described in “Results of Due Diligence”, the Company determined that the tin and tungsten contained in our products may have originated from one or more of the Covered Countries. As a result, the Company conducted the due diligence on the source and chain of custody of the necessary Conflict Minerals described below.

Due Diligence

Design of Due Diligence

We have designed our due diligence procedures to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten (collectively, the "OECD Guidelines"). Selected due diligence measures in place during the Reporting Period are discussed below under the heading “Due Diligence Performed.” Sub-headings in that section conform to the headings used in the OECD Guidelines.

Due Diligence Performed

Establish strong company management systems

Conflict Minerals Policy

We established a Conflict Minerals Policy related to our sourcing of Conflict Minerals as described above and posted this policy on our website at
http://www.axaltacs.com/corporate/en_US/sustainability/human-rights.html

The inclusion of our website within this filing is not intended to incorporate by reference any materials from that website.

Internal team

Axalta works as a team to implement the Conflict Mineral Policy. This team is charged with establishing the process for complying with the policy. This includes implementation, review and communication to senior management. Members of this team include professionals from operations, sourcing, legal, regulatory and product stewardship.

We have also taken on other management systems that include the use of a third-party vendor. Through our vendor’s tool, we are able to collect and store supplier data, take surveys using a Conflict Minerals Reporting Template (“CMRT”), communicate with suppliers and monitor risks in our supply chain. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.

Control systems

Axalta has a commitment to ethical and responsible business practices as demonstrated by the Axalta Code of Business Conduct and Ethics. Axalta has the same expectations of its suppliers. Axalta communicates these expectations through the Axalta Supplier Code of Conduct.
http://www.axaltacs.com/corporate/en_US/sustainability/human-rights.html

Axalta has also incorporated the following Conflict Mineral Language into Axalta’s model Supplier Terms and Conditions.

10.2 Conflict Free Minerals. Supplier represents and warrants that it does not and shall not utilize, nor allow any other third party to utilize on its behalf, any so called Conflict Minerals (such as gold, columbite-tantalite, cassiterite, and wolframite and their respective metal derivatives, Gold, Tantalum, Tin, and Tungsten), as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended from time to time and including rules and regulations thereunder, Dodd-Frank) and European Union Regulation 2017/821 of 17 May 2017 laying down supply chain due diligence obligations for EU importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas (the EU Regulation) that are sourced from smelters or mines located in Covered Countries (as defined in Dodd-Frank) not designated as Conflict Free by the Conflict Free Sourcing Initiative or from ‘conflict-affected and high-risk areas’ (as defined in the EU Regulation), in any goods or components of goods, or in the production of such goods or components of goods, manufactured or produced by Supplier for Axalta under this Order or otherwise. Supplier agrees to abide by the terms and conditions in Axalta’s Conflict Minerals Policy, and to define, require, implement and communicate to its sub-suppliers Supplier’s policy outlining its commitment to responsible sourcing, legal compliance and measures for implementation, which policy must comply with the provisions of this Section 10. Supplier agrees to cooperate and work with its sub-suppliers to ensure traceability of Conflict Minerals, to maintain and record all Conflict Minerals traceability documentation for five years, and to provide such documentation to Axalta upon request or to permit Axalta or Axalta’s third party auditor reasonably acceptable to Supplier to audit applicable sourcing documents upon Axalta’s reasonable written request from time to time.

This language (or substantially similar language) is incorporated as contracts are renewed or new contracts are established.

Grievance Mechanism

Employees, suppliers and customers can use Axalta’s Ethics Hotline to report any violations of Axalta’s Code of Business Conduct and Ethics or compliance policies, including Axalta’s Conflict Minerals Policy.

Maintain records

We maintain company-wide document retention policies. These policies extend to the documentation accumulated in performing our Conflict Minerals due diligence procedures and requires that documentation will be retained for a period of five (5) years.

Supplier engagement

We have also communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts, as identified through our RCOI process, our expectation that they assist us in complying with our efforts related to our conflict minerals program. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request.

Identify and assess risks in the supply chain

Due to the complexity of our products and the depth, breadth, and constant changes to our supply chain, it is difficult to identify sub-tier suppliers from our direct suppliers. We have relied on supplier responses to provide us with the information about the source of conflict minerals contained in the parts and components they supply to us.

Similarly, our direct suppliers also rely on information provided by their suppliers. The large majority of our suppliers provide sourcing data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a product that the supplier supplies to us, or are otherwise unable to specify the smelters or refiners used for components supplied to us. This chain of information creates a level of uncertainty and risk related to the accuracy of the information. We will continue to monitor, adapt and modify our due diligence practices to conform to the recognized industry best practices.

In accordance with OECD Guidelines, it is important to understand risk levels associated with Conflict Minerals in the supply chain. The basis of this understanding stems from smelter or refiner (“SoR”) information. Each facility that meets the Responsible Minerals Initiative (RMI), formerly Conflict-Free Sourcing Initiative (CFSI), definition of a smelter or refiner of a Conflict Mineral is assigned a risk of high, medium or low based on three (3) scoring criteria:

1.	Geographic proximity to the Covered Countries;

2.	Responsible Minerals Assurance Process (RMAP) audit status;

3.	Known or plausible evidence of unethical or conflict sourcing.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of Conflict Minerals in our products, including (1) seeking information about smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMAP lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable and available.

Design and implement a strategy to respond to identified risks

As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable time-frames with the goal of progressive elimination of these risks from the supply chain. Furthermore, suppliers will now be guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain. For 2017, Axalta has not conducted risk mitigation activities, as no high-risk smelters were identified in the supply chain.

Carry-out independent third party audit of supply chain due diligence at identified points in the supply chain

We do not typically have a direct relationship with smelters and refiners and therefore do not perform or direct audits of these entities. However, we will rely on publicly available third party assurances and certifications, for example, through the RMAP's Conflict-Free Smelter Program.

Results of Due Diligence

Survey results

As described above, Axalta actively surveys our supply chain and reviews the responses against criteria developed to determine whether further engagement is required. These criteria include: untimely responses, incomplete responses and inconsistencies within the data reported in the CMRT.

As of March 21, 2018, we received responses from 100% of our 29 surveyed suppliers for the 2017 year.

Efforts to determine mine or location of origin

Given that we do not have established relationships with the ultimate smelters and refiners from which the Conflict Minerals in our products are sourced, we have determined that requesting our suppliers to complete the CMRT represents our good faith effort to determine the mines or locations of origin of Conflict Minerals in our supply chain.

Based on information from RMAP, smelter or refiner, or supplier, Axalta has reason to believe that the tin or tin compounds and tungsten compounds used in Axalta’s products originate from the following countries (country of origin):

Mine Locations

Australia
Bolivia
Brazil
Burundi
China
Democratic Republic of the Congo
Indonesia
Myanmar
Peru
Recycled or Scrap
Rwanda
Broader regions including Asia and the Americas were included as sources from one smelter
Unknown Sources (Although smelters are located in countries rich in tin ores.)

Smelters and refiners
Of the suppliers surveyed, many completed the CMRT at the company, business unit or entity level and are unable to represent that tin and tungsten from the processing facilities they listed had been included in components that they supplied to us.
For all responses that indicated a smelter, Axalta compared the facilities listed to the list of smelters maintained by the RMI. As of May 3, 2018, we have identified all the smelters or refiners that were reported by our suppliers via the CMRT. Appendix A lists the smelters and refiners that the suppliers we surveyed reported as being in their supply chains.
Based on the smelter list provided by the 29 suppliers surveyed via the CMRTs and publicly available information, we have established that all 39 smelters reported in Axalta’s supply chain are certified Conflict-Free through the RMI's RMAP.  The

RMAP is an initiative in which an independent third party audits smelter and refiner activities and determines if the smelter or refiner demonstrated that all the minerals they processed originated from conflict‐free sources.  We have assessed these facilities and determined that they are low risk because of their RMAP audit status and geographic location.
Steps to be Taken
We are committed to complying with the provisions of the Rule and Regulation SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our next steps may include, but are not limited to the following:

•
Engage with suppliers and direct them to training resources, including increasing the number who utilize our third-party vendor’s learning management system, to attempt to increase our response rate and improve the content of responses to assist in our RCOI process and our efforts to determine the processing facilities for and country of origin of any Conflict Mineral with the greatest specificity possible;

•	Continue to engage suppliers and encourage them to provide responses at the product level;

•
Implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities; and

•
Engage any of our suppliers found to be supplying us with any Conflict Mineral from sources that support conflict in the Covered Countries to establish an alternative source that does not support such conflict.

Forward looking statements
Statements we make in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions identified under the “Steps to be Taken” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our conflict minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2017. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Appendix A

Smelters or Refiners

Metal	Standard Smelter Name	Smelter ID	RMI Audit Status
Tin	CV Ayi Jaya	CID002570	Conformant
Tin	CV Dua Sekawan	CID002592	Conformant
Tin	CV Tiga Sekawan	CID002593	Conformant
Tin	CV United Smelting	CID000315	Conformant
Tin	CV Venus Inti Perkasa	CID002455	Conformant
Tin	EM Vinto	CID000438	Conformant
Tin	Fenix Metals	CID000468	Conformant
Tin	Guangdong Hanhe Non-ferrous Metal Limited Company	CID003116	Conformant
Tin	Malaysia Smelting Corporation (MSC)	CID001105	Conformant
Tin	Metallo Belgium N.V.	CID002773	Conformant
Tin	Mineracao Taboca S.A.	CID001173	Conformant
Tin	Minsur	CID001182	Conformant
Tin	Mitsubishi Materials Corporation	CID001191	Conformant
Tin	Operaciones Metalurgical S.A.	CID001337	Conformant
Tin	PT Aries Kencana Sejahtera	CID000309	Conformant
Tin	PT Artha Cipta Langgeng	CID001399	Conformant
Tin	PT ATD Makmur Mandiri Jaya	CID002503	Conformant
Tin	PT Bangka Prima Tin	CID002776	Conformant
Tin	PT Bukit Timah	CID001428	Conformant
Tin	PT DS Jaya Abadi	CID001434	Conformant
Tin	PT Eunindo Usaha Mandiri	CID001438	Conformant
Tin	PT Inti Stania Prima	CID002530	Conformant
Tin	PT Menara Cipta Mulia	CID002835	Conformant
Tin	PT Mitra Stania Prima	CID001453	Conformant
Tin	PT Prima Timah Utama	CID001458	Conformant
Tin	PT Refined Bangka Tin	CID001460	Conformant
Tin	PT Sariwiguna Binasentosa	CID001463	Conformant
Tin	PT Stanindo Inti Perkasa	CID001468	Conformant
Tin	PT Sukses Inti Makmur	CID002816	Conformant
Tin	PT Timah (Persero) Tbk Kundur	CID001477	Conformant
Tin	PT Timah (Persero) Tbk Mentok	CID001482	Conformant
Tin	PT Tinindo Inter Nusa	CID001490	Conformant
Tin	PT Tommy Utama	CID001493	Conformant
Tin	Soft Metais Ltda.	CID001758	Conformant
Tin	Thaisarco	CID001898	Conformant
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158	Conformant
Tin	Yunnan Tin Company Limited	CID002180	Conformant
Tungsten	H.C. Starck Smelting GmbH & Co.KG	CID002542	Conformant

RMI as of 5/3/18

•
The Responsible Minerals Initiative offers companies an independent third party audits of smelters and refiners. A successful audit will deem a smelter or refiner as “conflict free” in line with global standards. The link to RMI may be found at the following direct link http://www.responsiblemineralsinitiative.org/.

•	Yes= Smelter or refiner is conformant with the Responsible Minerals Assurance Process assessment protocols.

•	No = Smelter or refiner has not begun the process to be conformant with the Responsible Minerals Assurance Process assessment protocols.

•	In Process = Smelter or refiner is taking the necessary actions to become conformant with the Responsible Minerals Assurance Process assessment protocols.

•	NA= Not applicable as the smelter is non-operational.